EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2013, relating to the consolidated financial statements and financial statement schedule of Orient-Express Hotels Ltd. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the restatement of the accompanying 2011 and 2010 statements of consolidated cash flows) and the effectiveness of Orient-Express Hotels Ltd. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Orient-Express Hotels Ltd. and subsidiaries for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte LLP

London, England
May 3, 2013